Table of Contents

Exhibit 8

List of Subsidiaries
		Jurisdiction of	Commonly referred to
Subsidiary		Organization	as

1.	COPEL Geração S.A.	Brazil	Copel Geração
2.	COPEL Transmissão S.A.	Brazil	Copel Transmissão
3.	COPEL Distribuição S.A.	Brazil	Copel Distribuição
4.	COPEL Telecomunicações S.A.	Brazil	Copel Telecomunicações
5.	COPEL Participações S.A.	Brazil	Copel Participações
6.	Companhia Paranaense de Gás –	Brazil	COMPAGAS
COMPAGAS
7.	Centrais Elétricas do Rio Jordão S.A. -	Brazil	ELEJOR
ELEJOR